CUSIP No. 891050106

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Toreador Resources Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

891050106

(CUSIP Number)

Ellyn Roberts, Esq.
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, California  94111
(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [    ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 891050106

1.	Names of Reporting Persons

Palo Alto Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,906,800
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,906,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person1,906,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	7.6%

14.	Type of Reporting Person (See Instructions)	CO, HC

CUSIP No. 891050106

1.	Names of Reporting Persons

Palo Alto Investors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,906,800
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,906,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person1,906,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	7.6%

14.	Type of Reporting Person (See Instructions)	IA, OO

CUSIP No. 891050106

1.	Names of Reporting Persons

William Leland Edwards

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,906,800
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,906,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person1,906,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	7.6%

14.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 891050106

1.	Names of Reporting Persons

Anthony Joonkyoo Yun, MD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,906,800
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,906,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person1,906,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	7.6%

14.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 891050106

Item 1.                      Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Toreador Resources Corporation (the "Issuer").  The principal executive office of the Issuer is located at c/o Toreador Holding SAS, 9 rue Scribe, Paris, France

Item 2.  Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	William Leland Edwards, Anthony Joonkyoo Yun, MD, Palo Alto Investors, LLC ("PAI LLC") and Palo Alto Investors ("PAI Corp") (collectively, the "Filers").

(b)	The business address of the Filers is
470 University Avenue, Palo Alto, CA 94301

(c)	Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

PAI LLC is an investment adviser registered with the Securities and Exchange Commission and is the general partner of, and investment adviser to, investment limited partnerships and the investment adviser to investment funds.  The sole manager of PAI LLC is PAI Corp.  Mr. Edwards is the president and controlling shareholder of PAI Corp and the controlling owner of PAI LLC.  Dr. Yun is the president of PAI LLC.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Edwards and Dr. Yun are United States citizens.

Item 3.                      Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
PAI LLC	Funds Under Management	$29,614,298

CUSIP No. 891050106

Item 4.                      Purpose of Transaction

The Filers originally acquired the Stock for investment advisory clients of PAI LLC in the ordinary course of business without the purpose or effect of changing or influencing control of the Issuer, and currently hold the Stock without the purpose or effect of changing or influencing control of the Issuer.  In January 2009, Dr. Peter Hill, then an employee of PAI LLC, became a director of the Issuer.  On December 1, 2009, Dr. Hill resigned his employment with PAI LLC.  The Filers, who originally reported their holdings of the Stock on Schedule 13G, are again filing simultaneously with this amended Schedule 13D, a Schedule 13G reporting such holdings, and will continue to report their holdings of the Stock on Schedule 13G rather than Schedule 13D.  The Filers currently do not have any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D with respect to the Stock.  The Filers may in the future purchase additional Stock or other securities of the Issuer in open-market or privately negotiated transactions, or sell some or all of the Stock.

Item 5.                      Interest in Securities of the Issuer

(a), (b), (d) Each Filer's beneficial ownership of the Stock on the date of this report is reflected on that Filer's cover page.  PAI LLC is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients.  Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.  No client individually holds more than 5% of the outstanding Stock.  Mr. Edwards is the president and controlling shareholder of PAI Corp, the sole manager of PAI LLC, and the controlling owner of PAI LLC.  Dr. Yun is the president of PAI LLC.  The Filers are filing this Schedule 13D jointly, but not as members of a group, and each of them expressly disclaims membership in a group.  Each of the Filers disclaims beneficial ownership of the Stock except to the extent of that Filer's pecuniary interest therein.

(c)           The Filers made nor purchase or sales of Stock in the 60 days before the date on the cover page.

Item 6.Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

PAI LLC is the general partner of investment partnerships pursuant to agreements of limited partnership that grant to PAI LLC the authority, among other things, to invest the funds of such investment partnerships in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such investment partnerships  Pursuant to such agreements, PAI LLC is entitled to allocations based on assets under management and realized and unrealized gains.

CUSIP No. 891050106

Item 7.                      Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:              April 13, 2010

PALO ALTO INVESTORS By: Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: Mark Shamia, Chief Operating Officer
William L. Edwards	Anthony Joonkyoo Yun, MD

CUSIP No. 891050106

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.  For that purpose, the undersigned hereby constitute and appoint Palo Alto Investors, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated:              February 13, 2009

PALO ALTO INVESTORS By: Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: Mark Shamia, Chief Operating Officer
William L. Edwards	Anthony Joonkyoo Yun, MD

4325\021\1644194.2